November 4, 2024

Christopher G. Speaks
Chief Financial Officer
New Peoples Bankshares, Inc.
67 Commerce Drive
Honaker VA 24260

       Re: New Peoples Bankshares, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response dated October 11, 2024
           File No. 000-33411
Dear Christopher G. Speaks:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   John J. Boczar